Exhibit 99.1

Alpha Tau Medical to Present at the Emerging Growth Conference on August 9th, 2023

JERUSALEM, August 02, 2023 (GLOBE NEWSWIRE) -- Alpha Tau Medical Ltd. ("Alpha Tau", or the “Company”) (NASDAQ: DRTS, DRTSW), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT™, today announced that Raphi Levy, Chief Financial Officer, will present at the Emerging Growth Conference on August 9th, 2023.

Please register here to ensure you are able to attend the conference and receive any updates that are released.

https://goto.webcasts.com/starthere.jsp?ei=1603283&tp_key=7656c5070a&sti=drts

Event:	Emerging Growth Conference
Date:	Wednesday, August 9th, 2023
Time:	11:25-11:55 a.m. ET
Location:	Virtual

If attendees are not able to join the event live on the day of the conference, an archived webcast will also be made available on EmergingGrowth.com and on the Emerging Growth YouTube Channel, http://www.YouTube.com/EmergingGrowthConference.

About Alpha Tau Medical, Ltd.

Founded in 2016, Alpha Tau is an Israeli medical device company that focuses on research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

Investor Relations Contact:
IR@alphatau.com